
October 23, 2014

Via E-mail
Mr. Ben van Beurden
Royal Dutch Shell plc
Chief Executive Officer
Carel van Bylandtlaan 30
2596 HR, The Hague, The Netherlands

> **Re:** **Royal Dutch Shell plc**
> **Form 20-F for the Fiscal Year ended December 31, 2013**
> **Filed March 13, 2014**
> **Response letter dated September 30, 2014**
> **File No. 1-32575**

Dear Mr. van Beurden:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Upstream, page 23

Proved Undeveloped Reserves, page 25

1.   In part, comment 1 in our September 9, 2014 letter requested that you "…expand this disclosure to <u>identify all items</u> that materially impacted proved undeveloped reserves during the year. For example sources of change, see FASB ASC paragraph 932-235-50-5: See also Item 1203(b) of Regulation S-K." Your response addressed your intent "In future Form 20-F filings, we will include the amount of proved undeveloped reserves that as a result of project execution moved to proved developed reserves during the year." Please explain to us all the separate sources of material change to your PUD reserves

during 2013 and affirm to us that you will disclose such items for the latest year ended in future fillings.

2.   Our comment 3 requested that you "For your share of the Kashagan project, please explain to us your proved developed reserves, proved undeveloped reserves, projected production resumption date, sunk capital costs, remaining projected capital costs and fees to be assessed by the host government for project delays." As it appears your response omitted figures for your share of Kashagan proved undeveloped reserves and fees to be assessed by the Kazakh government, we reissue our prior comment 3.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters, and Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding comments on engineering matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant